EXHIBIT 99.1

Fury Drills 137.5 Metres of 0.44 g/t Gold at Éléonore South and Announces Summer 2024 Exploration Plans at the Project

VANCOUVER, Canada – June 4, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the results from its Spring 2024 diamond core drilling program at its 100% owned Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The Spring 2024 diamond drilling program comprised 2,331.4 metres (m) completed in seven diamond drill holes testing 2.3 kilometres (km) of strike along the JT – Moni Trend. The drilling targeted 100 to 125 m downdip extensions from historical drilling. All seven drill holes intercepted anomalous gold mineralization including 137.5 m of 0.44 g/t gold and 18.7 m of 0.97 g/t from drill hole 24ES-161, 115.5 m of 0.50 g/t gold from drill hole 24ES-162 and, 28.0 m of 0.47 g/t gold from drill hole 24ES-160 (Figure 1 and Table 1). The limited drilling completed confirms that the gold mineralization hosted within the Cheechoo tonalite remains open.

During the summer of 2024, Fury plans to complete the biogeochemical sampling grid where a robust geochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine has been identified (see news release dated March 5, 2024). The completion of the biogeochemical grid will allow Fury to finalize drill targeting.

"We were eager to commence drilling early on the Éléonore South property this spring to expand on previous drilling near the Cheechoo deposit as well as take big step outs to the West. As expected, we continued to find more Cheechoo style gold mineralization and, through our drilling, gained more insight on the Cheechoo Tonalite," commented Tim Clark, CEO of Fury. "In the near term, we will be focussing on our discovery targets on the Éléonore South property and announcing our additional summer exploration plans at the Eau Claire project.”

Éléonore South Project

The Éléonore South project is strategically located in an area of prolific gold mineralization with Newmont’s Éléonore Mine to the north and Sirios’ Cheechoo deposit to the east (Figure 1 inset). Two distinct styles of mineralization have been identified to date; structurally controlled quartz veins hosted within sedimentary rocks, similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization, similar to that seen at the lower-grade bulk tonnage Cheechoo deposit with potential for higher grades hosted in stockwork quartz veining as observed at the JT and Moni showings.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Previous drilling at Éléonore South, 38,037 m in 164 drill holes, was largely focussed in the Moni area and successfully defined a 2,000 m x 750 m zone of lower-grade intrusion related gold mineralization similar to that of the Cheechoo gold deposit. Within the lower-grade gold halo, there are a series of structurally controlled quartz vein stockworks which host significantly higher grades of gold where previous drilling intercepted 53.25 m of 4.22 g/t Au; 6.0 m of 49.50 g/t Au and 23.8 m of 3.08 g/t Au.

Table 1: Éléonore South Spring 2024 Drilling Intercept Highlights

Hole ID		From	To	Length (m)	Au (g/t)
24ES-160		113.5	120.75	7.25	0.38
	Including	119.25	120.75	1.5	1.45
		219.5	247.5	28	0.47
		289	299	10	0.66
	Including	289	290	1	3.70
		324	338.5	14.5	0.33
		353	357	4	0.31
		363	367.8	4.8	0.60
		379.4	382.8	3.4	0.61
24ES-161		181.25	187.5	6.25	0.47
		214	227.7	13.7	0.49
	Including	220	221	1	2.75
		238	375.5	137.5	0.44
	Including	274	275.5	1.5	9.70
	and	291	292.5	1.5	1.99
	and	314	315.5	1.5	1.48
	and	364.2	367.5	3.3	1.05
		384	400	16	0.46
	Including	389.5	391	1.5	1.72
		425	440	15	0.32
		447.5	466.2	18.7	0.97
	Including	459	461	2	4.71
24ES-162		207.5	323	115.5	0.50
	Including	212.2	218	5.8	1.08
	and	237.8	240.8	3	1.37
	and	245	247	2	1.47
	and	252	253.5	1.5	1.96
	and	288.5	290	1.5	2.67
		330.5	336.5	6	0.48
24ES-163		233.5	244.5	11	0.30
		250.3	258.3	8	0.26
		269	276.5	7.5	0.67
		285.5	290	4.5	0.90
	Including	285.5	287	1.5	2.04
		300.7	314	13.3	0.34
24ES-165		130.4	132.8	2.4	1.59
	Including	130.4	131.6	1.2	2.77

Main intervals - Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m

Sub-intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Figure 1: Plan View Map of the Spring 2024 Drilling around the Cheechoo Tonalite.

“The overall strength of the gold mineralized system within the Cheechoo Tonalite is remarkable. We were able to intercept gold mineralization in all seven drill holes across a strike length of 2.3 km. The mineralization observed confirms the exploration model of a reduced intrusion related gold system with an orogenic quartz veining overprint.  Gold mineralization occurs within an array of structural corridors with the orientations of individual gold bearing quartz veins being highly variable within these corridors. As we move into the summer months our focus shifts to completing the biogeochemical grid and finalizing drill targets where we see the same geological and structural setting which hosts Newmont’s Éléonore gold mine 10 km to the north,” stated Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Spring 2024 Fury Drilling

Analytical samples for the Drill Program were taken by sawing NQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical JT and Moni Drilling

Analytical samples were taken by sawing BTW diameter core into equal halves on site and sent one of the halves to ALS Lab in Rouyn-Noranda, Val d’Or, QC, and Sudbury, ON for preparation and analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 3 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed. True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 54 million common share position in Dolly Varden Silver Corp (18.99% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Éléonore South will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2023 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com